UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

TUDOU HOLDINGS LIMITED

(Name of Issuer)

Class B ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

89903T107

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89903T107

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,384,853*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,384,853*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,384,853*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.55%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 104,512,229 Class B ordinary shares, par value $0.0001 per share (“Shares”), reported as outstanding immediately after the initial public offering by Tudou Holdings Limited in its prospectus dated August 16, 2011 and filed with the Securities and Exchange Commission (“SEC”) on August 17, 2011.

CUSIP No. 89903T107

1	NAMES OF REPORTING PERSONS Temasek Capital (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,384,853*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,384,853*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,384,853*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.55%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 104,512,229 Shares, reported as outstanding immediately after the initial public offering by Tudou Holdings Limited in its prospectus dated August 16, 2011 filed with the SEC on August 17, 2011.

CUSIP No. 89903T107

1	NAMES OF REPORTING PERSONS Seletar Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,384,853*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,384,853*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,384,853*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.55%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 104,512,229 Shares, reported as outstanding immediately after the initial public offering by Tudou Holdings Limited in its prospectus dated August 16, 2011 filed with the SEC on August 17, 2011.

CUSIP No. 89903T107

1	NAMES OF REPORTING PERSONS Dunearn Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,384,853*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,384,853*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,384,853*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.55%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 104,512,229 Shares, reported as outstanding immediately after the initial public offering by Tudou Holdings Limited in its prospectus dated August 16, 2011 filed with the SEC on August 17, 2011.

CUSIP No. 89903T107

1	NAMES OF REPORTING PERSONS Sennett Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,384,853*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,384,853*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,384,853*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.55%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 104,512,229 Shares, reported as outstanding immediately after the initial public offering by Tudou Holdings Limited in its prospectus dated August 16, 2011 filed with the SEC on August 17, 2011.

Item 1	(a).	Name of Issuer:

Tudou Holdings Limited

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Building No. 6 X2 Creative Park 1238 Xietu Road, Xuhui District Shanghai 200032 People’s Republic of China

Item 2	(a).	Name of Person Filing:

(i)        Temasek Holdings (Private) Limited (“Temasek Holdings”).

(ii)       Temasek Capital (Private) Limited (“Temasek Capital”), a wholly-owned subsidiary of Temasek Holdings.

(iii)      Seletar Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of Temasek Capital.

(iv)      Dunearn Investments (Mauritius) Pte Ltd (“Dunearn”), a wholly-owned subsidiary of Seletar.

(v)       Sennett Investments (Mauritius) Pte Ltd (“Sennett”), a wholly-owned subsidiary of Dunearn.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

(i)        60B Orchard Road

#06-18 Tower 2,

The Atrium@Orchard,

Singapore 238891

(ii)       60B Orchard Road

#06-18 Tower 2,

The Atrium@Orchard,

Singapore 238891

(iii)      60B Orchard Road

#06-18 Tower 2,

The Atrium@Orchard,

Singapore 238891

(iv)      c/o International Management (Mauritius) Limited

Les Cascades,

Edith Cavell Street,

Port Louis, Mauritius

(v)       c/o International Management (Mauritius) Limited

Les Cascades,

Edith Cavell Street,

Port Louis, Mauritius

Item 2	(c).	Citizenship:

(i) Singapore (ii) Singapore (iii) Singapore (iv) Mauritius (v) Mauritius

Item 2	(d).	Title of Class of Securities:

Class B ordinary shares, par value US$0.0001 per share.

Item 2	(e).	CUSIP Number:

89903T107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 19,384,853 Shares.

Sennett directly owns 19,384,853 Shares. Sennett is wholly-owned by Dunearn, which in turn is wholly-owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings.

Accordingly, as of the date of this Schedule, each of Temasek Holdings, Temasek Capital, Seletar and Dunearn may be deemed to beneficially own the 19,384,853 Shares owned directly by Sennett.

(b) Percent of class: The Shares that may be deemed to be beneficially owned by Temasek Holdings, Temasek Capital, Seletar and Dunearn constitute approximately 18.55% of the Shares outstanding.

The Shares that are directly and beneficially owned by Sennett constitute approximately 18.55% of the Shares outstanding.

All percentage calculations in this Schedule are based on the 104,512,229 Shares, reported as outstanding immediately after the initial public offering by Tudou Holdings Limited in its prospectus dated August 16, 2011 filed with the SEC on August 17, 2011.

(c) Number of shares as to which the person has: With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote:

Temasek Holdings: 19,384,853. Temasek Capital: 19,384,853. Seletar: 19,384,853. Dunearn: 19,384,853. Sennett: 19,384,853.

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of:

Temasek Holdings: 19,384,853. Temasek Capital: 19,384,853. Seletar: 19,384,853. Dunearn: 19,384,853. Sennett: 19,384,853.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Chua Eu Jin
		Name:	Chua Eu Jin
		Title:	Authorized Signatory

Dated: February 14, 2012	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Director

Dated: February 14, 2012	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Git Oi Chee
		Name:	Git Oi Chee
		Title:	Director

Dated: February 14, 2012	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Dated: February 14, 2012	SENNETT INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Chua Eu Jin
		Name:	Chua Eu Jin
		Title :	Authorized Signatory

Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 14, 2012, among Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Sennett Investments (Mauritius) Pte Ltd

Exhibit A

JOINT FILING AGREEMENT

We, the signatories of this Statement on Schedule 13G to which this Agreement is attached, hereby agree that such Statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: February 14, 2012	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Chua Eu Jin
		Name:	Chua Eu Jin
		Title:	Authorized Signatory

Dated: February 14, 2012	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Director

Dated: February 14, 2012	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Git Oi Chee
		Name:	Git Oi Chee
		Title:	Director

Dated: February 14, 2012	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Dated: February 14, 2012	SENNETT INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Chua Eu Jin
		Name:	Chua Eu Jin
		Title:	Authorized Signatory